                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 10)*


                             WESTPOINT STEVENS INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    919610 5
                                    919630 3
                      ------------------------------------
                                 (CUSIP Number)

                       Holcombe T. Green, Jr., HTG Corp.,
   3475 Piedmont Road, N.E., Suite 1600, Atlanta, Georgia 30305 (404) 261-1187
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  May 19, 2000
     -----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                              (Page 1 of 10 Pages)

                                  SCHEDULE 13D

-----------------------------------               ------------------------------
CUSIP NO.   919610 5, 919630 3                     PAGE   2    OF   10    PAGES
          ----------------------                         ------    ------
-----------------------------------               ------------------------------


 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            WPS Investors, L.P.

--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (SEE INSTRUCTIONS)                                            (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------

 3        SEC USE ONLY

--------------------------------------------------------------------------------

 4        SOURCE OF FUNDS (SEE INSTRUCTIONS)

           NA
--------------------------------------------------------------------------------

 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------

 6        CITIZENSHIP OR PLACE OF ORGANIZATION

            Georgia
--------------------------------------------------------------------------------

                       7         SOLE VOTING POWER

                                 0
                      ----------------------------------------------------------
     NUMBER OF
      SHARES           8          SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                     15,483,306
       EACH           ----------------------------------------------------------
     REPORTING
      PERSON          9          SOLE DISPOSITIVE POWER
       WITH
                                  0
                     -----------------------------------------------------------

                     10          SHARED DISPOSITIVE POWER

                                   15,483,306
--------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            15,483,306
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                  [X]
--------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            31.3%
--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
            PN
================================================================================

                                  SCHEDULE 13D

-----------------------------------               ------------------------------
CUSIP NO.   919610 5, 919630 3                     PAGE   3    OF   10    PAGES
          ----------------------                         ------    ------
-----------------------------------               ------------------------------


 1   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     HTG Corp.
--------------------------------------------------------------------------------

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------

 3   SEC USE ONLY
--------------------------------------------------------------------------------

 4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                     [ ]
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Georgia
--------------------------------------------------------------------------------

                       7    SOLE VOTING POWER

                            0
                      ----------------------------------------------------------

     NUMBER OF         8    SHARED VOTING POWER
      SHARES
   BENEFICIALLY             16,283,639
     OWNED BY         ----------------------------------------------------------
       EACH
     REPORTING         9   SOLE DISPOSITIVE POWER
      PERSON
       WITH                0
                      ----------------------------------------------------------

                      10   SHARED DISPOSITIVE POWER

                           16,283,639
--------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            16,283,639
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                [X]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            32.9%
--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
            CO
================================================================================

                                  SCHEDULE 13D

-----------------------------------               ------------------------------
CUSIP NO.   919610 5, 919630 3                     PAGE   4    OF   10    PAGES
          ----------------------                         ------    ------
-----------------------------------               ------------------------------


 1   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       Holcombe T. Green, Jr.
--------------------------------------------------------------------------------

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------

 3   SEC USE ONLY
--------------------------------------------------------------------------------


 4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

       OO
--------------------------------------------------------------------------------

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                     [ ]

--------------------------------------------------------------------------------

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------

                     7         SOLE VOTING POWER

                                1,700,186
                   -------------------------------------------------------------
     NUMBER OF
      SHARES        8          SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                   16,283,639
       EACH        -------------------------------------------------------------
     REPORTING      9          SOLE DISPOSITIVE POWER
      PERSON
       WITH                     1,700,186
                   -------------------------------------------------------------

                   10          SHARED DISPOSITIVE POWER

                                 16,516,139
--------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          18,216,325
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                [X]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (SEE INSTRUCTIONS)

          36.9%
--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
           IN
================================================================================

                                AMENDMENT NO. 10
                                TO SCHEDULE 13-D

         This Amendment No. 10 amends the indicated items of the statement on
Schedule 13D, as amended, relating to the Common Stock, $.01 par value ("Shares"), of WestPoint Stevens Inc., a Delaware corporation, filed on behalf of WPS Investors, L.P. ("WPS"), a Georgia limited partnership; HTG Corp., a Georgia corporation which is the sole general partner of WPS; and Holcombe T. Green, Jr., the President and sole director and shareholder of HTG Corp., as indicated below.

Item 2.           Identity and Background

         Item 2 is hereby restated as follows:

         (a) This statement is filed on behalf of WPS; HTG Corp., which is the sole general partner of WPS; and Holcombe T. Green, Jr., the sole director and shareholder and President of HTG Corp. The only other officers of HTG Corp. are Andrea Comeau-Shirley, Vice President and Treasurer, and Kristie W. McMahon, Secretary. WPS, HTG Corp. and Mr. Green are collectively referred to herein as the "reporting persons."

         (b) The principal business address of each of WPS, HTG Corp., Ms. Comeau-Shirley and Ms. McMahon is 3475 Piedmont Road, N.E, Suite 160, Atlanta, Georgia 30305. Mr. Green's business address is 13th Floor, 1185 Avenue of the Americas, New York, New York 10036.

         (c) WPS is a limited partnership which has invested solely in securities, including the Shares.

         HTG Corp. is a corporation whose principal business is to serve as general partner of WPS.

         The principal occupation of Ms. Comeau-Shirley is to serve as Vice President and Treasurer of HTG Corp., and the principal occupation of Ms. McMahon is to serve as Secretary of HTG Corp.

         The principal occupation of Mr.Green is serving as Chief Executive Officer of the issuer.

         (d) During the last five years, none of the reporting persons, Ms. Comeau-Shirley or Ms. McMahon has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the reporting persons, Ms. Comeau-Shirley or Ms. McMahon was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Green, Ms. Comeau-Shirley and Ms. McMahon are citizens of the United States of America. WPS is a Georgia limited partnership, and HTG Corp. is a Georgia corporation.

Item 4.     Purpose of Transaction

         Item 4 is hereby restated as follows:

         The reporting persons originally acquired the Shares for investment purposes and have continuously reviewed this investment based on an evaluation of the issuer and its business and prospects.

         On May 19, 2000, the board of directors of the issuer announced that it had determined to terminate the Plan of Recapitalization (the "Recapitalization Plan") announced on March 24, 2000.

         Other than Shares which may be acquired by Mr. Green pursuant to compensatory plans related to his employment by the issuer, the reporting persons have no present intent to acquire additional Shares. The reporting persons do intend to review continuously their investment in the Shares, and, depending upon their evaluation of the issuer's business and prospects, the reporting persons may determine to purchase additional Shares or to dispose of all or a portion of the Shares held by such persons. In addition, WPS may dispose of Shares either directly or by distribution to redeem the interests of its limited partners.

         Except as otherwise described in this Item 4, none of the reporting persons nor Ms. Comeau-Shirley or Ms. McMahon has any plans or proposals which relate to or would result in any matter required to be disclosed in response to
Item 4 of Schedule 13D.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 19, 2000


                                /s/ HOLCOMBE T. GREEN, JR.
                             ---------------------------------------------------
                             Holcombe T. Green, Jr.,
                             signing in the capacities and on behalf of each of the persons listed in Exhibit 1 hereto.

                                  EXHIBIT INDEX

                                                               Sequential
Exhibit           Description                                  Page Number
-------           -----------                                  -----------
1               Joint Acquisition Statement                      9



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